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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Packaging Corporation of America

(Name of Issuer)

Common Stock, $0.1 Par Value

(Title of Class of Securities)

695156109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCA Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0- (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) 00

* SEE INSTRUCTIONS BEFORE FILING OUT.

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0- (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) PN

* SEE INSTRUCTIONS BEFORE FILING OUT.

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0- (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) PN

* SEE INSTRUCTIONS BEFORE FILING OUT.

Item 1(a)                                                Name of Issuer:

Packaging Corporation of America (the “Company”)

Item 1(b)                                                Address of Issuer’s Principal Executive Offices:

1900 West Field Court
                                Lake Forest, Illinois 60045

Item 2(a)                                                Name of Person Filing:

This Amendment No. 5 to Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (1) PCA Holdings LLC, a Delaware limited liability company (“PCA Holdings”), by virtue of its direct beneficial ownership of 0 shares of Common Stock of the Company; (2) Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP III”), by virtue of it being the Managing Member of PCA Holdings; and (3) Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of it being the general partner of MDCP III and its direct beneficial ownership of 0 shares of Common Stock of the Company, all of which are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 13, 2001, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-(1)(k) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 2(b)                                                Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

Item 2(c)                                                Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d)                                                Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)                                                CUSIP Number:

695156109

Item 3                                                              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                                  ☐                                    Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)                                 ☐                                    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                                  ☐                                    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)                                 ☐                                    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                                  ☐                                    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)                                    ☐                                    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)                                 ☐                                    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)                                 ☐                                    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)                                     ☐                                    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)                                     ☐                                    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This schedule is not being filed pursuant to §240.13d-1(b) and therefore, none of the above are applicable.

Item 4                                                              Ownership:

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported herein are based upon 105,610,556 shares of Common Stock outstanding as of August 6, 2007, as disclosed in the Company’s Quarterly Report filed on Form l0-Q with the Securities and Exchange Commission on November 11, 2007, for the fiscal quarter ended September 30, 2007.

As previously disclosed in a Form 4, the Reporting Persons no longer beneficially own any shares of the common stock of the Issuer.

PCA Holdings

(a)                                  Amount beneficially owned: PCA Holdings is the direct owner of 0 shares of the Common Stock of the Company.

(b)                                 Percent of class: -0-

(c)                                  Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:  -0-

(ii)                                  shared power to vote or to direct the vote: -0-

(iii)                               sole power to dispose or to direct the disposition of:  -0-

(iv)                              shared power to dispose or to direct the disposition of: -0-

MDCP III

(a)                                  Amount beneficially owned: MDCP III is the direct owner of 0 shares of the Common Stock of the Company. MDCP III is the Managing Member of PCA Holdings. Pursuant to the Amended and Restated Limited Liability Company Agreement of PCA Holdings, dated as of April 12, 1999 (the “LLC Agreement”), each member of PCA Holdings has agreed that the Managing Member shall have the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Common Stock of the Company held by PCA Holdings. MDCP III, by virtue of being the Managing Member of PCA Holdings, has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Common Stock of the Company held by PCA Holdings and may therefore be deemed to be the beneficial owner of all of such shares.

(b)                                 Percent of class: -0-

(c)                                  Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:  -0-

(ii)                                  shared power to vote or to direct the vote: -0-

(iii)                               sole power to dispose or to direct the disposition of:  -0-

(iv)                              shared power to dispose or to direct the disposition of: -0-

MDP III

(a)                                  Amount beneficially owned: MDP III is the direct owner of 0 shares of the Common Stock of the Company. In addition, securities over which MDCP III has voting and dispositive power may be deemed to be beneficially owned by MDP III, who is the sole general partner of MDCP III. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that have the power, acting by majority vote, to vote or dispose of the shares directly held by MDCP III. Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares over which MDCP III has voting and dispositive power.

(b)                                 Percent of class: -0-

(c)                                  Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:  -0-

(ii)                                  shared power to vote or to direct the vote: -0-

(iii)                               sole power to dispose or to direct the disposition of:  -0-

(iv)                              shared power to dispose or to direct the disposition of: -0-

Item 5                                                              Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6                                                              Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7                                                              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8                                                              Identification and Classification of Members of the Group:

Not applicable.

Item 9                                                              Notice of Dissolution of Group:

Not applicable.

Item 10                                                       Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
PCA HOLDINGS LLC

	By:	Madison Dearborn Capital Partners III, L.P.
	Its:	Managing Member

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
Mark B. Tresnowski, Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
Mark B. Tresnowski, Managing Director

MADISON DEARBORN PARTNERS III, L.P.

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
Mark B. Tresnowski, Managing Director